RAINCHIEF INTRODUCES GULF JENSEN PROSPECT PARTNER
Professional, experienced oil & gas development partner

For Immediate Release

March 14, 2012 – Vancouver, BC – RainChief Energy Inc. (OTCBB: RCFEF) today introduced their Gulf Jensen Prospect development partner, Nueva Oil & Gas. RainChief and Nueva will jointly develop the New Mexico-based property that holds 2,044 acres of oil and gas leases.

Nueva is headed by well-know Canadian oilman, Norman Mackenzie, who is also Founder and Director of C&C Energia.  C&C is a publicly traded, independent oil and gas company that trades under the symbol “CZE” on the Toronto Stock Exchange (TSX). The company’s operations are in Colombia, South America with offices in Bogota, Colombia and Calgary, Canada. C&C currently operates 100% of its oil production, holds interests in eight blocks in Colombia totaling 647,500 acres (559,000 net acres) and has over 70 full time employees.

C&C reported record results for the fourth quarter 2011 highlighted by a 64% increase in average daily production from the fourth quarter 2010 to 10,493 barrels of oil per day ("bopd"), a 52% year-over-year increase in proved reserves and replaced 255% of 2011 production. Average daily production for 2011 was 8,455 bopd, a 45% increase from 2010. Funds flow from operations for the fourth quarter and full-year are approximately $41.3 million and $129.0 million respectively, an increase of over 60% from the prior year. C&C has a strong balance sheet with a $75.4 million adjusted working capital surplus (including $94.2 million in cash) and no debt.

Mr. Mackenzie has over 30 years of experience in the oil and gas industry, having served as both CEO and President of Scarboro Resources and  .aScimitar Hydrocarbons. He has spent many years working as an independent consultant in the oil and gas industry in Western Canada.   Mr. Mackenzie received a B.A. in Politics and Law from the University of Cape Town in South Africa in 1969.

In introducing Nueva and Mr. Mackenzie, RainChief CEO, Paul Heney stated, “Our Gulf Jensen partnership with Nueva, and Norman Mackenzie in particular, adds both a level of expertise and depth of knowledge that bodes well for the successful development of this potentially valuable oil and gas property. With our agreement now finalized, we look forward to working with Nueva and aggressively developing the Prospect.”

The Gulf Jensen Prospect is located in the New Mexico portion of the Permian Basin, an area covering portions of west-central Texas and southeast New Mexico. The Basin produces 17% of United States crude oil and represents two-thirds of Texas' current oil production. Proven US reserves are second only to Alaska. The Permian Basin, with production targets from 1,000 to 20,000+ feet in depth, has produced over 20 billion barrels of oil since the first oil well was developed and drilled in 1921. Based on today’s oil prices the Basin’s historical volume would be valued at approximately $2 trillion. The New Mexico portion of Basin holds three of the 100 largest oil fields in the United States.

RainChief Energy is actively engaged in identifying, financing & developing oil & gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico. The company continues to review additional resource properties that combine positive elements of short-term exploration & development costs with high potential for long-term success & financial return.

Additional information can be found at: www.rainchief.com

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On behalf of the Board of Directors,
RainChief Energy Inc. (OTCBB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes
President

For corporate information, contact:
Brad Moynes at 604-601-2070 or info@rainchief.com

For investor information, contact:
Larry K. Davis at 250-595-7714 or larry.davis@rainchief.com

RainChief Energy Inc.
885 West Georgia Street, Suite 1500, Vancouver, BC V6C-3E8
T: 604-601-2070    F: 604-683-8125
www.rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information.” All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses.  Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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